Contact

www.linkedin.com/in/lucazambello (LinkedIn)
jurny.com (Company)

Top Skills

Marketing
Start-ups
Public Relations

Languages

Italian (Native or Bilingual)
Spanish (Limited Working)
English (Full Professional)

Publications

Three Ways the Hotel Industry Will Change to Survive
Jurny, a hospitality tech company, revealed it closed a $2.75 million fundraising earlier this year.
Action and Ambition
Gli italiani che vanno alla conquista della Walk of fame in versione tech
Jurny unveils next-gen flexible hospitality solution

Luca Zambello

CEO at Jurny, inc & Member of Forbes Los Angeles Business Council.
Los Angeles, California, United States

Summary

Luca Zambello is the co-founder and CEO of Jurny, a hospitality tech company pioneering the next generation of tech-first, on-demand accommodations.

As an expert within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications.

Experience

Jurny, Inc.
CEO
January 2019 - Present (4 years 6 months)
Los Angeles, California

Fully automate your guest experience & entire operation. For the first time, all-in-one place, all-in-one system.

California State University, Fullerton
Advisory Board Member - Entertainment and Hospitality Management
March 2022 - Present (1 year 4 months)

Forbes Los Angeles Business Council
Member
June 2018 - Present (5 years 1 month)
Greater Los Angeles Area

Member of Forbes Los Angeles Business Council and publisher for forbes.com

Communicating With Us, Inc.
Advisor
January 2015 - Present (8 years 6 months)

Internet marketing and digital advertising.

Zainge, Inc.

Co-Founder
May 2014 - January 2017 (2 years 9 months)
7083 Hollywood Blvd

PLZ.IO - Where a photo is worth much more than just a 1000 words.

Luca & Luca Promotions, Inc.
President
April 2011 - January 2017 (5 years 10 months)
Los Angeles, California

Luca&Luca Promotions, Inc. was founded in 2011 and has established itself as a top-performing, high-end provider of luxury home real estate in a competitive Los Angeles market.

NUR Internet Marketing
Business Advisor
September 2008 - August 2010 (2 years)
Italy

Internet marketing and digital advertising.

Education

UCLA
· (2010 - 2012)